Exhibit 17.2

From: Charles Levine

Sent: woensdag 18 december 2013 09:52

To: ‘Steven (Elephant Talk)’; ‘Alex Vermeulen’

Subject: Resignation

I hereby resign as a director of Elephant Talk as a result of differences between Management and certain minority shareholders and myself regarding the roles and responsibilities of the independent directors.

I understand that I will not be able to freely trade my ETAK stock until the end of the current blackout period, which will occur following the release of 4th quarter 2012 earnings in February.

Chuck

Charles Levine